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                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE
---------------------

  CONTACT:    Janette Mandell
              Greenough Communications Group
              617-275-6532
              jmandell@gcgpr.com

              Melissa Macaulay Federico
              C-bridge
              617-342-5410
              mfederico@c-bridge.com
              ----------------------

                       EXCELON AND C-BRIDGE OEM AGREEMENT
         ENHANCES SPEED, QUALITY AND COST-EFFECTIVENESS OF IT SOLUTIONS

    Combination of Leading Technologies and Value-Driven Expertise Provides
          Customers with Holistic Solutions for Value Chain Management

BOSTON, MASS.--AUGUST 2, 2001--C-bridge (NASDAQ: CBIS), premier provider of industry technology solutions that enable Enterprise Commerce, and eXcelon Corporation (NASDAQ: EXLN), a provider of an award-winning XML-based platform for self-service and collaborative applications, today confirmed that the two companies have entered into a worldwide OEM (Original Equipment Manufacturer) agreement, whereby C-bridge licenses eXcelon's XML platform. The eXcelon platform is composed of its Extensible Information Server (XIS), Business Process Manager (BPM) and its award-winning XML development tool, Stylus Studio.

This is the first time that C-bridge has entered into such an agreement, which serves to strengthen the relationship between the two companies. In May of this year, C-bridge and eXcelon announced their intent to merge. (See news release "eXcelon Corporation and C-bridge Sign Merger Agreement," issued May 23, 2001).

THE BUSINESS ADVANTAGES TO C-BRIDGE AND EXCELON

As a result of their contract, the two companies can collaborate to deliver significant enhancements to C-bridge's value-driven industry solutions and enable a holistic approach to delivering high-value business solutions. The holistic approach starts with the evaluation of potential ROI, and ends with the delivery of technology solutions that provide the highest possible value. These solutions will leverage C-bridge and
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eXcelon's service-based architecture and unique XML platform components to deliver solutions to the client more rapidly.

The OEM agreement combines eXcelon technology with C-bridge's strategic services, giving both companies new and important capabilities. By combining their strengths, the two companies benefit in the following ways:

o They provide a flexible, service-based architecture to meet increasing market demand;

o The ability to provide business process integration spanning geographies, organizations and enterprise systems;

o The ability to deliver measurably effective solutions that can be more easily modified dynamically with business needs;

o  They provide field tested, reusable vertical solutions components;

o The ability to bring an entire solution to clients both cost-effectively and more rapidly than ever.


"Our solutions-based approach to delivering value in combination with eXcelon's award-winning technology allows C-bridge to deliver an entire, industry-specific solution to clients in a more flexible, cost effective way," said Joe Bellini, C-bridge chairman and CEO. "By harnessing the power of eXcelon's open, service-based platform architecture and associated tools, we increase our ability to provide rapid, high quality delivery and reusable vertical solutions components across enterprise value chains. We're enthusiastic about our ongoing business relationship with eXcelon, and our ability to develop next generation e-business architectures."

FROM THE CUSTOMER'S PERSPECTIVE

In today's challenging economic climate eXcelon and C-bridge have teamed to provide customers with the solutions they need to succeed. Through this agreement eXcelon/C-bridge customers gain:

o  Ability to leverage their existing systems;

o  Use of industry standard platforms;

o Use of proven metrics to focus optimization efforts and trading network usage;

o  Solutions that are modifiable in response to ever-changing business needs;

o Ability to make the most of business opportunities to cut costs and/or increase revenue;

o Means to truly collaborate with enterprise commerce partners through business process integration that spans geographies, organizations and enterprise systems;

o  Rapid solution deployment in unprecedented timeframes ;

o  Consistently high quality deliverables;

o Strategic technology that is compatible with all current and future IT investments;

o  Measurable and sustainable business results.

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"This relationship represents a significant step for C-bridge and eXcelon as our companies position themselves to take advantage of the growing demand for integrated enterprise value chains," said Satish Maripuri, president and COO, eXcelon Corporation. "As a result of this agreement, eXcelon and C-bridge customers can deploy vertical solutions on a service-based architecture and leverage their existing IT investments. The combination of C-bridge's vertical expertise and eXcelon's award-winning technology will enable us to deliver high ROI solutions that provide true business benefits to our customers."


ENTERPRISE COMMERCE MANAGEMENT

Enterprise Commerce Management (ECM) is a model for corporations seeking to build their next generation business systems. ECM extends beyond ERP to a corporation's trading partners. The model includes the entire value chain, from suppliers to channel partners to customers, and is enabled by business process applications, services, and the Internet to support commerce throughout the value chain. Together, C-bridge and eXcelon will combine the ability to engage in strategic business consulting, diagnostic services and deep vertical industry expertise, with an award-winning XML platform and tools and a proven track record in successfully delivering enterprise customers high-return business solutions.

EXCELON AND C-BRIDGE MERGER

On May 23, 2001 eXcelon Corporation and C-bridge announced their intent to merge. The decision was driven, in part, by market demand for solutions built on a service-based architecture that enable the integration of enterprise value chains, a market that is estimated to be as large as $264 billion during the next four years according to a study published by AMR Research. The combination of eXcelon and C-bridge will create a company that delivers solutions on a platform-based architecture, addressing the growing demand to engage in Enterprise Commerce Management. The merger unites eXcelon's award-winning XML platform and object data management technology with C-bridge's expertise in diagnostic services and deep vertical industry knowledge. At the completion of the merger, the new company will conduct business as eXcelon Corporation.

ABOUT C-BRIDGE

C-bridge(R) (NASDAQ: CBIS) provides high return, industry-specific solutions delivered on a service-based architecture that directly enables Enterprise Commerce Management. C-bridge combines strategic business consulting, diagnostic services and deep vertical industry expertise with award-winning XML technology to deliver business solutions to our clients in unprecedented timeframes. Headquartered in Boston, Massachusetts, C-bridge works continuously to ensure the success of its clients by providing mentoring, knowledge transfer and executive education to thousands of industry leaders per year. More information about C-bridge can be found at www.c-bridge.com.

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ABOUT EXCELON CORPORATION

eXcelon Corporation (NASDAQ: EXLN) is the leading provider of an XML-based platform for building self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that resides within their existing systems regardless of original format, making it possible to share that information across an "extended enterprise" of customers, partners, suppliers and employees for a collective business advantage. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. Such applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships. Based in Burlington, Massachusetts and founded in 1988, eXcelon Corporation sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon, and the projected market for C-bridge's and eXcelon's services, are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, market demand for XML-based products, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from

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those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.



WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


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NOTE: C-bridge is a trademark of C-bridge Internet Solutions.  Object Design and
ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.

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